Exhibit 99.1

Interim consolidated financial statements of

New Gold Inc.

September 30, 2009
(Unaudited)

New Gold Inc.
September 30, 2009

New Gold Inc.
Consolidated statements of operations
Three and nine month periods ended September 30
(Expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)
	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
	$	$	$	$

Revenues	88,491	49,171	192,015	106,346
Operating expenses	(51,075)	(29,006)	(109,122)	(58,959)
Depreciation and depletion	(14,820)	(6,645)	(33,954)	(11,383)
Earnings from mine operations	22,596	13,520	48,939	36,004

Corporation administration (i)	(5,527)	(8,334)	(15,299)	(15,046)
Business combination transaction costs	-	-	(6,583)	-
Exploration	(2,416)	(2,114)	(5,095)	(3,138)
Goodwill impairment charge (Note 4 (a))	-	-	(189,634)	-

Earnings (loss) from operations	14,653	3,072	(167,672)	17,820
Other income (expense)
Realized and unrealized (loss) gain
on gold contracts (Note 11 (a))	(905)	-	7,256	-
Realized and unrealized gain on
fuel contracts (Note 11 (b))	-	-	797	-
Realized and unrealized gain on
investments	5,288	-	14,987	-
Interest and other income	629	1,123	3,533	5,086
Gain on redemption of long-term debt	-	-	14,236	-
Interest and finance fees	(1,192)	(263)	(2,379)	(1,076)
(Loss) gain on foreign exchange	(8,894)	18,188	(41,486)	14,848

Earnings (loss) before taxes	9,579	22,120	(170,728)	36,678
Income and mining taxes	(3,483)	(4,115)	(10,411)	(5,205)

Net earnings (loss) from continuing
operations	6,096	18,005	(181,139)	31,473
Loss from discontinued operations,
net of taxes	(1,995)	(166,858)	(5,527)	(175,287)
Net earnings (loss)	4,101	(148,853)	(186,666)	(143,814)

Earnings (loss) per share from continuing operations
Basic	0.02	0.08	(0.65)	0.25
Diluted	0.02	0.08	(0.65)	0.23

Loss per share from discontinued operations,
net of taxes
Basic	(0.00)	(0.79)	(0.02)	(1.39)
Diluted	(0.00)	(0.76)	(0.02)	(1.30)

Earnings (loss) per share
Basic	0.01	(0.70)	(0.67)	(1.14)
Diluted	0.01	(0.68)	(0.67)	(1.07)

Weighted average number of shares
outstanding (in thousands)
Basic	362,791	212,199	278,551	126,321
Diluted	370,727	218,844	278,551	134,628
(i) Stock option expense (a non-cash item
included in corporation administration)	(1,909)	(2,534)	(4,846)	(5,712)

See accompanying notes to the unaudited consolidated financial statements.
                                                                                                                                                                                                                                                                                             Page 1

New Gold Inc.
Consolidated statements of comprehensive loss
Three and nine month periods ended September 30
(Expressed in thousands of U.S. dollars)
(Unaudited)
		Three months ended		Nine months ended
		September 30		September 30
	2009	2008	2009	2008
	$	$	$	$

Net earnings (loss)	4,101	(148,853)	(186,666)	(143,814)

Other comprehensive loss
Unrealized losses on mark-to-
market of gold contracts	(23,447)	-	(23,447)	-
Unrealized losses on mark-to-
market of fuel contracts	(724)	-	(724)	-
Future income tax	9,427	-	9,427	-
Total other comprehensive loss	(14,744)	-	(14,744)	-
Total comprehensive loss	(10,643)	(148,853)	(201,410)	(143,814)

See accompanying notes to the unaudited consolidated financial statements.

New Gold Inc.
Consolidated balance sheets
(Expressed in thousands of U.S. dollars)
(Unaudited)
	September 30	December 31
	2009	2008
Assets	$	$
Current assets
Cash and cash equivalents	242,586	182,013
Restricted cash (Note 5)	7,500	-
Accounts receivable	11,601	11,232
Inventories (Note 6)	92,263	23,265
Future income and mining taxes	986	2,690
Prepaid expenses and other	5,992	4,991
Current assets of operations held for sale (Note 8)	11,657	18,746
	372,585	242,937
Mark-to-market gain on fuel contracts	46	-
Investments (Note 7)	88,315	77,016
Mining interests (Note 9)	1,988,885	1,609,224
Future income tax asset	39,538	-
Reclamation deposits and other	16,108	4,900
Assets of operations held for sale (Note 8)	26,412	23,624
	2,531,889	1,957,701
Liabilities
Current liabilities
Accounts payable and accrued liabilities	39,065	28,455
Current portion of long-term debt (Note 10)	31,404	-
Current portion of mark-to-market loss on gold
contracts (Note 11 (a))	13,548	-
Current portion of mark-to-market loss on fuel
contracts (Note 11 (b))	97	-
Income and mining taxes payable	12,867	5,126
Current liabilities of operations held for sale (Note 8)	8,908	20,120
	105,889	53,701
Reclamation and closure cost obligations	17,075	9,005
Mark-to-market loss on gold contracts (Note 11 (a))	63,237	-
Future income and mining taxes	341,241	224,068
Long-term debt (Note 10)	233,750	212,387
Employee benefits and other	5,147	3,808
Liabilities of operations held for sale (Note 8)	19,316	12,944
	785,655	515,913
Shareholders' equity
Common shares	1,804,457	1,321,110
Contributed surplus	77,228	65,409
Share purchase warrants	157,464	145,614
Equity component of convertible debentures	21,604	21,604
Accumulated other comprehensive loss	(16,310)	(406)
Deficit	(298,209)	(111,543)
	(314,519)	(111,949)
	1,746,234	1,441,788
	2,531,889	1,957,701
Commitments and contingencies (Note 15)

Approved by the Board
(Signed) Robert Gallagher
Robert Gallagher, Director
(Signed) James Estey
James Estey, Director

See accompanying notes to the unaudited consolidated financial statements.

New Gold Inc.
Consolidated statements of shareholders' equity
Nine month period ended September 30, 2009
(Expressed in thousands of U.S. dollars, except share amounts)
(Unaudited)
	Nine months ended	Year ended
	September 30, 2009	December 31, 2008
Common shares (number of shares)
Balance, beginning of period	212,840,746	72,629,140
Shares issued	30,705,000	-
Shares issued for mineral properties	25,000	-
Acquisition of Western Goldfields, net of share issue costs (Note 4 (a))	142,796,287	-
Acquisition of Metallica (Note 4 (b)(i))	-	87,447,821
Acquisition of NGI (Note 4 (b)(ii))	-	37,005,717
Exercise of options	1,317,000	424,090
Exercise of special warrants	-	14,772,333
Exercise of warrants	-	561,645
	387,684,033	212,840,746
Common shares	$	$
Balance, beginning of period	1,321,110	339,796
Shares issued	103,318	-
Shares issued for mineral properties	63	-
Acquisition of Western Goldfields, net of share issue costs (Note 4 (a))	375,367	-
Exercise of options	4,599	3,022
Exercise of special warrants	-	80,448
Exercise of warrants	-	3,167
Acquisition of Metallica (Note 4 (b)(i))	-	605,139
Acquisition of NGI (Note 4 (b)(ii))	-	289,538
	1,804,457	1,321,110
Contributed surplus
Balance, beginning of period	65,409	6,166
Exercise of options	(2,776)	(1,664)
Acquisition of Western Goldfields, net of share issue costs (Note 4 (a))	9,749	-
Acquisition of Metallica (Note 4 (b)(i))	-	7,294
Acquisition of NGI (Note 4 (b)(ii))	-	8,241
Expiry of warrants	-	38,333
Stock-based compensation	4,846	7,039
	77,228	65,409
Special warrants
Balance, beginning of period	-	104,166
Exercise of special warrants	-	(104,166)
	-	-
Share purchase warrants
Balance, beginning of period	145,614	57,673
Acquisition of Western Goldfields, net of share issue costs (Note 4 (a))	11,850	-
Acquisition of Metallica (Note 4 (b)(i))	-	46,674
Acquisition of NGI (Note 4 (b)(ii))	-	57,415
Exercise of special warrants	-	23,718
Exercise of warrants	-	(1,533)
Expiry of warrants	-	(38,333)
	157,464	145,614
Equity component of convertible debentures
Balance, beginning of period	21,604	-
Acquisition of NGI (Note 4 (b)(ii))	-	21,604
	21,604	21,604
Accumulated other comprehensive loss
Balance, beginning of period	(406)	(1,566)
Net change in fair value of hedging instruments (Note 11)	(14,744)	-
Reclassification of gains on available-for-sale investments to earnings	(1,160)	-
Unrealized gain on available-for-sale investments	-	1,160
	(16,310)	(406)
Deficit
Balance, beginning of period	(111,543)	(8,864)
Net loss	(186,666)	(102,679)
	(298,209)	(111,543)
Total shareholders' equity	1,746,234	1,441,788
See accompanying notes to the unaudited consolidated financial statements.

New Gold Inc.
Consolidated statements of cash flows
Three and nine month periods ended September 30
(Expressed in thousands of U.S. dollars)
(Unaudited)
		Three months ended		Nine months ended
		September 30		September 30
	2009	2008	2009	2008
	$	$	$	$
Operating activities
Net earnings (loss)	4,101	(148,853)	(186,666)	(143,814)
Loss from discontinued operations	1,995	166,858	5,527	175,287
Items not involving cash
Goodwill impairment charge (Note 4 (a))	-	-	189,634	-
Unrealized and realized gain on gold contracts	(1,177)	-	(9,338)	-
Unrealized gain on fuel contracts	104	-	(679)	-
Unrealized foreign exchange loss	4,427	(13,011)	36,361	(11,068)
Depreciation and depletion	14,701	6,855	34,207	11,593
Stock option expense	1,909	2,534	4,846	5,712
Future income and mining taxes	(3,461)	(9,543)	(211)	(9,199)
Gain on redemption of long-term debt	-	-	(14,236)	-
Other	1,310	578	2,657	1,417
Gain on investments	(5,288)	-	(14,616)	-
Change in non-cash working capital (Note 13)	(12,619)	(10,802)	(22,861)	(24,181)
Cash provided by (used in) continuing operations	6,002	(5,384)	24,625	5,747
Cash provided by (used in) discontinued operations	352	(5,075)	5,982	(798)
Investing activities
Mining interests	(16,470)	(52,265)	(76,353)	(64,616)
Purchase of short-term investment	-	-	(5,996)	-
Cash acquired in business combination and asset
acquisition (Note 4 (a))	-	-	20,735	134,195
Receipt of accrued interest on investments	-	-	4,716	-
Proceeds from settlement of investments	5,996	-	13,285	-
Cash provided by (used in) continuing operations	(10,474)	(52,265)	(43,613)	69,579
Cash provided by (used in) discontinued operations	(788)	(1,641)	(2,054)	(6,108)
Financing activities
Common shares issued	103,826	1,817	103,982	1,847
Repayment of borrowings	(3,092)	(10,000)	(7,841)	(10,000)
Redemption of long-term debt	-	-	(25,575)	-
Proceeds from marketable securities	-	-	-	32,440
Cash provided by (used in) continuing operations	100,734	(8,183)	70,566	24,287
Cash provided by (used in) discontinued operations	-	4,500	(7,000)	8,500
Effect of exchange rate changes on cash and cash
equivalents	6,255	-	8,995	-

Increase (decrease) in cash and cash equivalents	102,081	(68,048)	57,501	101,207
Cash and cash equivalents, beginning of period	141,088	319,179	185,668	149,924
Cash and cash equivalents, end of period	243,169	251,131	243,169	251,131
Comprised of
Cash and cash equivalents of continuing operations	242,586	247,417	242,586	247,417
Cash and cash equivalents of discontinued operations	583	3,714	583	3,714
	243,169	251,131	243,169	251,131
Cash and cash equivalents are comprised of
Cash	63,496	37,592	63,496	37,592
Short-term money market instruments	179,673	213,539	179,673	213,539
	243,169	251,131	243,169	251,131

Supplemental cash flow information (Note 13)

See accompanying notes to the unaudited consolidated financial statements.

New Gold Inc.
Notes to the consolidated financial statements
September 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

1.           Description of business and nature of operations

The Company is a gold producer engaged in gold mining and related activities including acquisition, exploration, extraction, processing and reclamation.  The Company’s assets are comprised of the Mesquite mine in the United States (“U.S.”), the Cerro San Pedro mine in Mexico, the Peak mine in Australia, and the Amapari mine in Brazil.  Significant development projects include the New Afton copper-gold project in Canada and a 30% interest in the El Morro copper-gold project in Chile.

On June 30, 2008 New Gold Inc. (“NGI”), Metallica Resources Inc. (“Metallica”) and Peak Gold Ltd. (“Peak Gold” or the “Company”) completed a business combination and the acquisition of assets (the “Transaction” see Note 4 (b)).  In accordance with the provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1581, Business Combinations, Peak Gold has been identified as the acquirer for accounting purposes.  As such, these interim consolidated financial statements are a continuation of the consolidated financial statements of Peak Gold, with the comparative information being that of Peak Gold.  Following completion of the Transaction, Peak Gold changed its name to New Gold Inc. (“New Gold”) for financial reporting purposes.  References to NGI in these consolidated interim financial statements refer to transactions involving the pre-transaction public company New Gold Inc. These consolidated financial statements include the operating results of NGI and Metallica since June 30, 2008.  Prior to this date, only the operations of Amapari and Peak Mines were included.

In the second quarter of 2009, the Company completed a business combination (“Business Combination” see Note 4 (a)) with Western Goldfields Inc. (“Western Goldfields”). The Business Combination was completed by way of plan of arrangement that was approved by the New Gold and Western Goldfields shareholders on May 13 and May 14, 2009, respectively and which received final court approval on May 27, 2009.  May 27, 2009 was determined to be the date of acquisition and interim consolidated financial statements include the results of Western Goldfields from May 27, 2009 to September 30, 2009.

As September 30, 2009, the Amapari mine was classified as a discontinued operation and therefore all financial results for this mine has been presented separately from continuing operations for current and comparative periods (see Note 8). Prior year comparative figures have been restated to conform with current period presentation.

2.           Summary of significant accounting policies

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The preparation of financial information is based on accounting principles and practices consistent with those used in the preparation of the audited annual financial statements. The accompanying unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2008, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

Basis of presentation and principles of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and all of its subsidiaries. In the opinion of the management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position as at September 30, 2009 and results of operations and comprehensive income (loss), shareholders’ equity and cash flows for all periods presented, have been made.

New Gold Inc.
Notes to the consolidated financial statements
September 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

2.           Summary of significant accounting policies (continued)

Basis of presentation and principles of consolidation (continued)

The principal subsidiaries of the Company as of September 30, 2009 are as follows:

Subsidiary	Interest

Metallica Resources Inc.	100%
Metallica Resources Alaska Inc.	100%
Minera Metallica Resources Chile Limitada	100%
Minera San Xavier, S.A. de C.V.	100%
Mineração Pedra Branca do Amapari Ltda (“Amapari”)	100%
Peak Gold Mines Pty	100%
Inversiones El Morro Limitada	100%
Western Goldfields Inc.	100%
Western Goldfields (USA) Inc.	100%
Western Mesquite Mines Inc.	100%

Variable interest entities (“VIE’s”) as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  VIE’s are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.  The Company has determined that it does not have any investments that qualify as VIE’s.

All intercompany transactions and balances are eliminated.

3.           Changes in accounting policies

(a)           Accounting policies implemented effective January 1, 2009

(i)
Effective January 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaces CICA Handbook Section 3062, and establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Concurrent with the introduction of this standard, the CICA restricted the application of Emerging Issues Committee (“EIC”) 27, Revenues and Expenditures in the Pre-operating Period.  The adoption of Section 3064 did not have a material impact on the Company’s consolidated financial position and results of operations for the nine months ended September 30, 2009.

New Gold Inc.
Notes to the consolidated financial statements
September 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

3.           Changes in accounting policies (continued)

(a)           Accounting policies implemented effective January 1, 2009 (continued)

(ii)
Effective January 1, 2009, the Company adopted CICA Handbook Sections 1582, Business Combinations, (“Section 1582”), 1601, Consolidated Financial Statements, (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2009. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2009.  The adoption of these standards had a significant impact on how the Company accounted for the business combination with Western Goldfields. The impact was as follows:

•
Transaction costs were not capitalized as part of the purchase consideration and instead were expensed as incurred. As a result of this, the Company has expensed approximately $6.6 million transaction costs.

•
Measurement date for equity instruments issued by the Company was at the date of acquisition (May 27, 2009) and not at the average of a few days before and after the terms were agreed to and announced (March 4, 2009). This resulted in using a share price of $2.63 versus a share price of $1.73. This resulted in an increase in the purchase consideration for the Business Combination of $138.1 million, resulting in increased goodwill being recorded on the balance sheet (Note 4 (a)).

(iii)
On January 20, 2009, the CICA issued EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which clarifies that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. EIC 173 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC 173. The Company adopted this recommendation January 1, 2009. The adoption of this standard had a significant impact on the fair value of the gold forward sales at September 30, 2009. Without the inclusion of the Company’s own credit risk the fair value of the gold hedge would have been $85.7 million compared to $76.8 million at September 30, 2009.

(b)           Derivative instruments

Derivative instruments are recorded at fair value. On July 1, 2009, the Company's existing gold hedging and fuel contracts were designated as cash flow hedges under the requirements of CICA Handbook Section 3865, Hedges. From that time forward, the effective portion of any gain or loss on the hedging instrument is recognized in other comprehensive income and the ineffective portion is included in other income as an unrealized gain (loss) on gold hedging or fuel contracts in the statement of operations. Prior to meeting the requirements for cash flow hedges, changes in the fair values of the Company's derivative instruments were recognized in net income.

New Gold Inc.
Notes to the consolidated financial statements
September 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

3.           Changes in accounting policies (continued)

(c)           International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date IFRS will replace current Canadian GAAP for publicly accountable enterprises. This will result in the Company reporting under IFRS starting with the interim period ending March 31, 2011, with restatement for comparative purposes of amounts reported under Canadian GAAP. The Company expects the transition to IFRS to impact accounting policies, financing reporting, IT systems and processes, as well as certain business activities.

In the year-to-date period, the Company completed a high-level impact assessment to identify key areas that will be affected by the conversion. A project team has been established to manage the conversion process, and a detailed IFRS conversion plan has been completed. The detailed analysis of the IFRS-Canadian GAAP differences, and the selection of accounting policy choices under IFRS has commenced and is expected to be completed by the end of the fourth quarter of 2009. The Company will continuously monitor changes in IFRS leading up to the changeover date, and will update its conversion plan as required.

4.           Business combination and asset acquisition

(a)           Acquisition of Western Goldfields Inc.

On March 4, 2009, the Company announced that it had entered into a definitive agreement to acquire all of the outstanding common shares of Western Goldfields. Under the agreement, the Company exchanged one common share of Western Goldfields and Cdn$0.0001 in cash for each common share of Western Goldfields. The Business Combination closed on May 27, 2009.

142,796,287 common shares issued to Western Goldfields’ shareholders were valued at a $2.63 per share. The value per share was determined using the May 27, 2009 closing share price of New Gold. Holders of options, warrants and other convertible instruments of Western Goldfields exchanged such equity instruments for similar securities of New Gold at an exchange rate of one to one.

New Gold Inc.
Notes to the consolidated financial statements
September 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

4.           Business combination and asset acquisition (continued)

(a)           Acquisition of Western Goldfields Inc. (continued)

The preliminary allocation of the purchase price based on the consideration paid and on Western Goldfields net assets acquired is as follows:

$
Issuance of New Gold shares (142,796,287 common
shares)	375,554
Fair value of options issued	9,749
Fair value of warrants issued	11,850
Purchase consideration	397,153

Net assets acquired
Net working capital (including cash of $20,735)	39,088
Property, plant and equipment	102,693
Mineral properties	234,479
Investments - reclamation and remediation	8,978
Other assets	1,790
Loss on gold contracts	(50,960)
Long-term debt	(56,984)
Reclamation and remediation liabilities	(4,882)
Future income tax liability	(66,683)
Goodwill	189,634
397,153

For purposes of these consolidated interim financial statements the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, including allocation of mining interest to depletable and non-depletable properties, based on management’s best estimates and available information at the time of the Business Combination. The preliminary allocation is subject to change.

(i)           Goodwill impairment charges

In preparing its first quarter consolidated financial statements, the Company elected to early adopt Section 1582. The acquisition date was determined to be May 27, 2009, the date the court approved the Business Combination under the Ontario Business Corporation Act (“OBCA”). On May 27, 2009, the share price was $2.63 (Cdn$2.92) which resulted in additional purchase consideration of $138.1 million that would not have been recorded under the Company’s previous accounting policy. As a result, the Company recorded approximately $189.6 million in goodwill for the Business Combination with Western Goldfields.

New Gold Inc.
Notes to the consolidated financial statements
September 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

4.           Business combination and asset acquisition (continued)

(a)           Acquisition of Western Goldfields Inc. (continued)

(i)           Goodwill impairment charges (continued)

The Company allocated its goodwill to the Mesquite mine as it was the only reporting unit acquired pursuant to the Western Goldfields Business Combination. The net asset value of the Mesquite mine consist of plant and equipment and mining properties. Plant and equipment were valued using an independent third party valuator. Mining properties were valued using the discounted cash flow of proven and probable reserves, measured, indicated and inferred resources. In addition the Company valued the sulfide potential using prices paid for similar market transactions.

The carrying value of goodwill is reviewed at least annually and when impairment indicators exist. Asset valuations and impairment charges are based on management estimates and assumptions.

The Company determined that it could not support the carrying value of this goodwill and as a result the Company has recorded a goodwill impairment charge of $189.6 million on June 30, 2009.

(b)           Acquisition of Metallica and NGI

On May 9, 2008, the Company entered into an agreement to complete a business combination (the “Transaction”) with Metallica and NGI.

(i)           Metallica

The acquisition of Metallica has been accounted for as a purchase transaction.  Shareholders of Metallica received 0.9 of a New Gold common share and nominal cash consideration for each one common share of Metallica.

87,447,821 common shares issued to Metallica shareholders were valued at $6.92 per share.  The value per share was determined with reference to the share price of New Gold common shares for the two days prior to, the day of, and the two days subsequent to the date of the announcement on March 31, 2008.  Holders of options, warrants or other convertible instruments of Metallica (“Metallica equity instruments”) exchanged such equity instrument for similar securities of New Gold at an exchange ratio of 0.9 and at a price equivalent to the original price divided by 0.9.

New Gold Inc.
Notes to the consolidated financial statements
September 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

4.           Business combination and asset acquisition (continued)

(b)           Acquisition of Metallica and NGI (continued)

(i)           Metallica (continued)

The final allocation of the purchase price based on the consideration paid and Metallica’s net assets acquired is as follows:

$
Issuance of New Gold shares (87,447,821 common
shares)	605,139
Fair value of options issued	7,294
Fair value of warrants issued	46,674
Transaction costs	3,651
Purchase consideration	662,758

Net assets acquired
Net working capital acquired (including cash of $34,154)	35,340
Mineral property, plant and equipment	814,352
Other long-term assets	2,214
Long-term liabilities	(3,684)
Future income tax liability	(185,464)
662,758

(ii)           NGI

This element of the Transaction has been accounted for as a purchase of assets and assumption of liabilities of NGI by Peak Gold.

In accordance with the determination that Peak Gold is the accounting acquirer in this Transaction, the deemed consideration is the market value of the 37,005,717 NGI common shares and the fair value of options, warrants and convertible or exchangeable securities of NGI currently outstanding.  As at June 30, 2008, there were options, warrants, convertible or exchangeable securities and other rights to acquire an aggregate of 30,678,500 common shares of NGI.  The common shares of NGI have been valued at $7.82 per share, the share price of NGI as of June 30, 2008, the closing date of the Transaction.

New Gold Inc.
Notes to the consolidated financial statements
September 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

4.           Business combination and asset acquisition (continued)

(b)           Acquisition of Metallica and NGI (continued)

(ii)           NGI (continued)

The final allocation of the purchase price based on the consideration paid and NGI’s net assets acquired is as follows:
$
Issuance of New Gold shares (37,005,717 common
shares)	289,538
Fair value of options issued	8,241
Fair value of warrants issued	57,415
Transaction costs	4,011
Purchase consideration	359,205

Net working capital (including cash of $103,564)	85,687
Mineral property, plant and equipment	537,720
Other assets	94,631
Long-term liabilities	(252,892)
Future income tax liability	(84,337)
Convertible debentures	(21,604)
359,205

For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, including allocation of mining interests to depletable and non-depletable properties, based on management’s best estimates and all available information at the time of the Transaction.

New Gold Inc.
Notes to the consolidated financial statements
September 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

5.           Restricted cash

The Company has a term loan facility with a syndicate of banks (Note 10 (c)). Under the terms of this facility, the Company has set aside $7.5 million in a cost overrun account until the completion of the Mesquite mine development project, which occurs on satisfaction of physical and economic completion tests as set out in the credit agreement. Upon completion at October 7, 2009 (Note 10 (c)), unused funds will be applied to fund a debt service reserve account, established to hold an amount equal to the debt service amounts payable on the next repayment date as set out in the credit agreement, and thereafter any surplus funds may be returned to the Company. Interest earned on restricted cash is for the account of the Company.

6.           Inventories
	September 30	December 31
	2009	2008
	$	$

Supplies	7,906	3,351
Work-in-process (a)	13,167	119
Heap leach ore (b)	68,645	19,141
Stockpiled ore (c)	63	112
Finished goods	2,482	542
	92,263	23,265

(a)           Work-in-process

Work-in-process is the stage between the product (gold, silver and copper) as it sits as a raw material (mined or stockpiled) and when it has been converted into the finished product (doré or concentrate).

(b)           Heap leach ore

The recovery of gold ore at the Cerro San Pedro and Mesquite mines is achieved through the heap leaching process.  Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in the ore.

(c)           Stockpiled ore

The low-grade stockpiled ore is located at the Peak mines and is forecasted to be drawn down throughout the remainder of the life of the mines.

New Gold Inc.
Notes to the consolidated financial statements
September 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

7.           Investments

The Company owns Cdn$160 million of face value of long-term asset backed notes (“AB Notes”). These AB Notes were issued as replacement of asset backed commercial paper (“ABCP”) formerly held by the Company. When the ABCP matured but was not redeemed in 2007, it became the subject of a restructuring process that replaced the ABCP with long-term asset backed securities. The restructuring was completed and the AB Notes were issued on January 21, 2009.  The Company has designated the investments as held-for-trading financial instruments.

The Company has estimated the fair value of the new AB Notes at September 30, 2009 using the methodology and assumptions outlined below. The fair value estimate of the new AB Notes under the restructuring has been calculated based on information provided by the Pan Canadian Investor Committee, the monitor of the restructuring and the administrator of MAV2 and MAV3 AB Notes. The table below summarizes the Company’s valuation:

		Fair value	Expected
Restructuring categories	Face value	estimate*	maturity date
	$	$
	(millions)	(millions)
MAV 2 Notes
A1 (rated A)	95.7	68.2	December 31, 2016
A2 (rated A)	29.5	16.9	December 31, 2016
B	5.3	1.0	December 31, 2016
C	4.0	0.3	December 31, 2016
Traditional asset tracking notes
MAV3 - Class 9	0.1	0.1	September 12, 2015
Ineligible asset tracking notes
MAV2 - Class 3/13/15	14.7	1.8	December 20, 2012 to
			October 24, 2016
	149.3	88.3

*	the range of fair values estimated by the Company varied between $81.5 million (Cdn$87.4 million) and $95.9 million (Cdn$102.8 million)

The Company’s valuation methodology entails gathering as many facts as possible about the AB Notes, making assumptions and estimates where certain facts are unavailable, and then applying its best estimate of prospective buyers’ required yield for investing in such notes. These figures are then used to calculate the present value of the AB Notes using required yield as the discount factor. Using a range of potential discount factors allows the Company to estimate a range of recoverable values. In several cases, the Company has been able to identify the net asset value of the assets supporting certain of its notes and has factored these values into its analysis.

New Gold Inc.
Notes to the consolidated financial statements
September 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

7.           Investments (continued)

The fair market value of the AB Notes has been impacted by a number of factors as follows:

•
There has been an improvement in general corporate credit market conditions over the first nine months of 2009. This decrease in credit risk impacts the intrinsic value of the AB Notes due to a general lowering of default risk - albeit a decline from historically high levels - and a decrease in the likelihood that credit risk limits built into the AB Notes will be exceeded (specifically, the spread-based margin triggers). Accordingly, the required yield on the AB Notes has been reduced to reflect easing in the credit markets.

•
As with all debt instruments, the value of these AB Notes will approach par as the date of maturity approaches and assuming that they do not default. The reduction in the time-to-maturity is a factor that increases the fair market value of the AB Notes this period.

•
On August 11, 2009 Dominion Bond Rating Service ("DBRS") downgraded the MAV2 A-2 pooled notes to BBB (low) with a negative outlook. DBRS cited credit quality concerns specific to five assets underlying the MAV2 Pool and disclosed additional details on the composition and performance of those assets. While none of these assets had defaulted, DBRS felt that their margins of protection against loss had been eroded, increasing the probability that one or more of these assets may default. DBRS noted that if all of these assets were to default and realize a 100% loss, then the MAV2 A-2 Notes would realize a small loss; the C Notes and B Notes would be lost entirely. In taking this new information into account, the required yield for the MAV2 A-2, B, and C Notes was increased in determining the fair market value of the notes held by the Company.

•
There has been a decrease in the valuation of the MAV2 Ineligible Asset Note Class 13. This note references a synthetic portfolio of corporate credits and is collateralized with an asset backed security collateralized debt obligation which includes exposure to U.S. residential real estate. The collateral is currently rated single-C by DBRS and has a current net asset value of less than 3%. The fair market price of this note was decreased from $0.11 at June 30, 2009 to $0.023 at September 30,2009.

As a result of this analysis, the Company has estimated the fair market value of its AB Notes investment to be $88.3 million (Cdn$94.7 million) as at September 30,2009.

While the Company believes that it has utilized an appropriate methodology to estimate fair value, given the current state and ongoing volatility of global credit markets there can be no assurance that management's estimate of potential recovery as at September 30, 2009 is accurate. Subsequent adjustments, either materially higher or lower, may be required in future reporting periods. The Company will continue to aggressively manage the process to recover the maximum value from the original investments and interest due.

New Gold Inc.
Notes to the consolidated financial statements
September 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

8.           Amapari mine held for sale

On January 2, 2009, the Company placed the Amapari mine on care and maintenance. Mining at Amapari was suspended and leaching of stacked material continued until April 2009 at which time leaching operations were suspended. The Company is now actively pursuing a buyer for the property.

Assets and liabilities pertaining to the Amapari mine are as follows:

	September 30	December 31
	2009	2008
	$	$

Current assets	11,657	18,746
Mining interests	12,526	9,537
Intangible royalty asset	13,886	14,087
Current liabilities	(8,908)	(20,120)
Long-term liabilities	(19,316)	(12,944)
	9,845	9,306

The Amapari mine is classified as an asset held for sale on the consolidated balance sheets. The consolidated statements of operations have separately presented the net loss from the discontinued operations for the three and nine month periods ended September 30, 2009 as $2.0 million (2008 - $175.2 million) and $5.5 million (2008 - $183.6 million), respectively.

The cash flows from discontinued operations are as follows:

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
	$	$	$	$

Operating activities	352	(5,076)	5,982	(798)
Investing activities	(788)	(1,641)	(2,054)	(6,107)
Financing activities	-	4,500	(7,000)	8,500
Increase (decrease) in
cash and cash equivalents
from discontinued
operations	(436)	(2,217)	(3,072)	1,595

New Gold Inc.
Notes to the consolidated financial statements
September 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

9.           Mining interests
		September 30 2009
		Accumulated
		depreciation	Net book
	Cost	and depletion	value
	$	$	$

Mining properties	1,727,858	31,395	1,696,463
Plant and equipment	333,158	40,736	292,422
	2,061,016	72,131	1,988,885

		December 31 2008
		Accumulated
		depreciation	Net book
	Cost	and depletion	value
	$	$	$

Mining properties	1,447,742	11,065	1,436,677
Plant and equipment	191,979	19,432	172,547
	1,639,721	30,497	1,609,224

The Company capitalized $15.8 million of interest for the nine months ended September 30, 2009 (December 31, 2008 - $10.6 million) related to the New Afton project.

A summary of net book value by property is as follows:

		Mining properties
		Non-		Plant and	September 30	December 31
	Depletable	depletable	Total	equipment	2009	2008
	$	$	$	$	$	$

Cerro San Pedro	238,233	84,822	323,055	65,133	388,188	399,630
El Morro project	-	383,316	383,316	-	383,316	377,430
New Afton project	-	613,336	613,336	71,355	684,691	632,085
Peak Mines	59,299	61,506	120,805	55,640	176,445	172,710
Mesquite	186,742	43,936	230,678	99,593	330,271	-
Other projects	-	25,273	25,273	29	25,302	26,746
Corporate	-	-	-	672	672	623
	484,274	1,212,189	1,696,463	292,422	1,988,885	1,609,224

Chile - El Morro project (“El Morro”)

The Company owns a 30% interest in the El Morro copper-gold project consists of the La Fortuna and El Morro areas. Xstrata Copper Chile S.A. (“Xstrata”) currently holds a 70% interest.

On October 12, 2009, Barrick and Xstrata entered into a formal sale agreement for Xstrata's 70% interest in El Morro for a total cash consideration of $465 million. The transaction remains subject to several conditions before completion and is expected to close prior to January 30, 2010.

New Gold Inc.
Notes to the consolidated financial statements
September 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

9.           Mining interests (continued)

Chile - El Morro project (“El Morro”) (continued)

New Gold, which currently holds a 30% interest in El Morro, holds a right of first refusal to purchase Xstrata's 70% interest and has until January 11, 2010 to exercise such right.

Barrick's agreement to purchase Xstrata's interest in El Morro is subject to the expiration or waiver of the New Gold right of first refusal and other customary closing conditions. The Company is currently assessing its options with respect to El Morro.

10.           Long-term debt

Long-term debt consists of the following:
	September 30	December 31
	2009	2008
	$	$

Senior secured notes (a)	164,700	182,553
Subordinated convertible debentures (b)	36,029	29,834
Term loan facility (c)	60,799	-
El Morro project funding loan (d)	3,626	-
	265,154	212,387
Less: current portion of term loan facility	(31,404)	-
	233,750	212,387

(a)           Senior secured notes

The face value of the notes at September 30, 2009 was Cdn$187 million (December 31, 2008 - Cdn$237 million). The notes mature and become due and payable on June 28, 2017, and bear interest at the rate of 10% per annum. Interest is payable in arrears in equal semi-annual instalments on January 1 and July 1 in each year.

The notes are secured by a charge on the assets comprising and relating to the Company’s New Afton gold-copper project.

During the first quarter of 2009, the Company acquired Cdn$50 million face value of its senior secured notes for consideration of Cdn$30 million for the noteholders. This results in a reduction of approximately Cdn$5 million per year in interest payments. The Company recorded the gain on redemption of $14.2 million related to this transaction.

New Gold Inc.
Notes to the consolidated financial statements
September 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

10.           Long-term debt (continued)

(b)           Subordinated convertible debentures

The face value of the debentures as at September 30, 2009 is Cdn$55 million (December 31, 2008 - Cdn$55 million). Each debenture has a principal amount of Cdn$1,000, bears interest at a rate of 5% per annum and is convertible by the holders into shares of the Company at any time up to June 29, 2014 at a conversion price of Cdn$9.35 per share. Interest is payable in arrears in equal semi-annual instalments on January 1 and July 1 in each year. The debentures are accounted for as compound financial instruments comprised of a liability and an equity component. The carrying amount of the liability is accreted to the face value of the debentures over the term of the debentures. Accretion is included in interest expense during each period based on the annual effective interest rate.

The debentures are subordinate to the notes and any secured indebtedness incurred subsequent to the issue of the debentures.

The debenture indenture requires the Company to comply with certain reporting and other covenants.

(c)           Term loan facility

As part of the Business Combination (Note 4 (a)), the Company acquired a term loan facility with a syndicate of banks under which the Company could borrow up to $105 million in connection with the development of the Mesquite mine. The term of the facility was until December 31, 2012 and comprised a multiple-draw term loan of which $86.3 million was drawn for the development of the Mesquite mine. The facility is secured by all of the assets of the Company's wholly-owned subsidiary, Western Mesquite Mines Inc. ("WMMI"), and a pledge of the shares of WMMI owned by the Company. In addition, until reaching a defined completion point, the facility was guaranteed by the Company.

On October 7, 2009, the Company's term loan facility related to development of the Mesquite mine was amended. The key change was to agree the Mesquite mine as having completed a defined completion test which released the guarantee provided by Western Goldfields Inc. (a wholly-owned subsidiary of New Gold Inc.). Other changes included:

•	cancellation of the remaining undrawn facility of $18.6 million;
•	a $15.0 million prepayment of principal which was made on October 7, 2009;
•	increasing the interest rate from U.S. dollar LIBOR plus 2.20% to U.S. dollar LIBOR plus 4.25%;
•	a restructuring fee payment of $0.2 million; and
•	conversion of the cost overrun account (Note 5) to a debt service reserve account.

New Gold Inc.
Notes to the consolidated financial statements
September 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

10.           Long-term debt (continued)

(c)           Term loan facility (continued)

The repayment schedule was also amended to better match expected cash flow timing at the Mesquite mine. Scheduled repayments are expected as follows:
$

2009	23,634
2010	12,088
2011	16,404
2012	8,673
60,799

In addition to the scheduled repayments, mandatory prepayments are required semi-annually based on excess cash flows from the Mesquite mine.

As at September 30, 2009, the Company had drawn $86.3 million, less repayments of $25.5 million, under the facility and incurred interest at an average rate of approximately 2.6% for the year-to-date period. Once repaid, the facility cannot be redrawn.

(d)           El Morro project funding loan

Xstrata has agreed to fund 70% of the Company’s program funding commitments on El Morro (Note 9) until commencement of commercial production. These amounts, plus interest, will be repaid out of the Company’s distributions once El Morro is in production. Interest is based on the Xstrata cost of financing plus 100 basis points and is compounded monthly. As of September 30, 2009, Xstrata has funded $3.6 million of the Company’s funding commitments. The loan is secured against all rights and interests of the Company’s El Morro subsidiaries, including shares.

(e)
The Company is required to have a performance bond to satisfy asset retirement obligations for the Peak mines. During 2008, the Company renegotiated the performance bond agreement with Macquarie Bank Limited. The total amount of bonds outstanding is AUD$10.2 million, while the facility limit is AUD$10.5 million. Interest is charged at a rate of 2.5% per annum. The bond is secured by a fixed and floating charge over Peak Gold Mines Pty Ltd.’s asset including a mortgage over mineral rights, a guarantee from Peak Gold Asia Pacific Pty Ltd., and a fixed and floating charge over Peak Gold Asia Pacific Pty Ltd.’s assets including a mortgage over shares held in Peak Gold Mines Pty Ltd.

New Gold Inc.
Notes to the consolidated financial statements
September 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

11.           Derivative instruments

(a)           Gold hedging contracts

Under the terms of the term loan facility (Note 10 (c)), WMMI was required, as a condition precedent to drawdown the loan, to enter into a gold hedging program acceptable to the banking syndicate. As such, the Company executed gold forward sales contracts for 429,000 ounces of gold at a price of $801 per ounce. The hedging contracts represent a commitment of 5,500 ounces per month for 78 months that commenced July 2008 with the last commitment deliverable in December 2014. The Company settles these contracts, at the Company's option, by physical delivery of gold or on a net financial settlement basis. As at September 30, 2009, the Company had remaining gold forward sales contracts for 346,500 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 63 months.

On July 1, 2009, the Company's gold hedging contracts were designated as cash flow hedges. Prospective and retrospective hedge effectiveness is assessed on these hedges using a hypothetical derivative method. The hypothetical derivative assessment involves comparing the effect of theoretical shifts in forward gold prices on the fair value of both the actual hedging derivative and a hypothetical derivative. The retrospective assessment involves comparing the effect of historic changes in gold prices each period on the fair value of both the actual and hypothetical derivative. The effective portion of the gold contracts is recorded in other comprehensive income until the forecasted gold sale impacts earnings. Where applicable, the fair value of the derivative has been adjusted to account for the Company's credit risk.

(b)           Fuel contracts

The Company entered into fuel hedge contracts that represent a total commitment of 2.9 million and 3.0 million gallons of diesel per year at weighted average prices of $1.75 and $1.94 per gallon in 2009 and 2010, respectively. The Company is financially settling 252,000 gallons of diesel per month. As at September 30, 2009, the Company had a remaining commitment of 3.8 million gallons of diesel for 15 months.

On July 1, 2009, the Company's fuel contracts were designated as cash flow hedges against forecasted purchases of fuel for expected consumption at the Mesquite mine. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over prior periods. The retrospective test involves comparing the effect of historic changes in commodity prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the commodity contracts is recorded in other comprehensive income until the forecasted transaction impacts earnings. Where applicable, the fair value of the derivative has been evaluated to account for the Company's credit risk.

New Gold Inc.
Notes to the consolidated financial statements
September 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

11.           Derivative instruments (continued)

The following table summarizes derivative related liabilities:

	Liability derivatives
	September 30	December 31
	2009	2008
	$	$
Derivatives classified as hedging instruments
for accounting purposes
Gold hedging contracts	76,785	-
Fuel contracts	51	-
	76,836	-
Less: Current portion	(13,645)	-
	63,191	-

The following table summarizes realized derivative gains (losses):

Three months ended September 30			Nine months ended September 30
	2009	2008	2009	2008
	$	$	$	$
Derivatives not classified as hedging
instruments for accounting purposes
Gold hedging contracts	-	-	(734)	-
Fuel contracts	-	-	14	-
	-	-	(720)	-

Derivatives classified as hedging
instruments for accounting purposes
Gold hedging contracts	(598)	-	(598)	-
Fuel contracts	(71)	-	(71)	-
	(669)	-	(669)	-
	(669)	-	(1,389)	-

Prior to qualifying for hedge accounting on July 1, 2009, realized gains (losses) were classified in other income. After qualifying for hedge accounting, the Company classifies realized gains (losses) for gold hedging contracts in revenue and fuel contracts in operating expenses.

New Gold Inc.
Notes to the consolidated financial statements
September 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

11.           Derivative instruments (continued)

The following table summarizes unrealized derivative gains (losses):

Three months ended September 30			Nine months ended September 30
	2009	2008	2009	2008
	$	$	$	$
Derivatives not classified as hedging
instruments for accounting purposes
Gold hedging contracts	-	-	8,161	-
Fuel contracts	-	-	797	-
	-	-	8,958	-

Derivatives classified as hedging
instruments for accounting purposes
Gold hedging contracts	(905)	-	(905)	-
Fuel contracts	-	-	-	-
	(905)	-	(905)	-
	(905)	-	8,053	-

The following table summarizes derivative gains (losses) in other comprehensive income:

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
	$	$	$	$
Effective portion of change in fair
value of hedging instruments
Gold hedging contracts	(23,447)	-	(23,447)	-
Fuel contracts	(724)	-	(724)	-
Future income tax	9,427	-	9,427	-
	(14,744)	-	(14,744)	-

12.           Share capital

At September 30, 2009, the Company had unlimited authorized common shares and 387.7 million common shares outstanding.  Refer to the consolidated statements of shareholders’ equity for movement in capital stock.

(a)           Common shares issued

On September 11, 2009, the Company closed a bought deal public offering of 26,700,000 common shares and the underwriters exercise in full of an over-allotment option to purchase an additional 4,005,000 common shares granted the Company in connection with such offering at a price of $3.49 per share (Cdn$3.75 per share) for total gross proceeds of $107.2 million (Cdn$115 million). The Company incurred related share issuance costs of $5.2 million.

New Gold Inc.
Notes to the consolidated financial statements
September 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

12.           Share capital (continued)

(b)           Stock options

The Company has established a “rolling” stock option plan (the “Plan”) in compliance with the TSX Exchange’s policy for granting stock options.  Under the Plan, the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares.  The exercise price of each option shall not be less than the market price of the Company’s stock at the date of grant. Options generally vest over three years and have a maximum term of seven years from date of grant.
		Weighted
		average
	Number of	exercise
	options	price
		Cdn$

Balance, December 31, 2007	2,149,600	9.10
Granted	3,084,700	6.92
Options assumed on acquisition of Metallica	1,930,095	4.07
Options assumed on acquisition of NGI	2,828,500	7.03
Exercised	(424,090)	3.39
Forfeited	(578,917)	8.44
Balance, December 31, 2008	8,989,888	6.94
Options assumed on acquisition of Western
Goldfields	5,698,717	1.58
Granted	5,700,000	3.01
Exercised	(1,317,000)	1.46
Forfeited	(2,133,669)	6.12
Balance, September 30, 2009	16,937,936	4.35

New Gold Inc.
Notes to the consolidated financial statements
September 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

12.           Share capital (continued)

(b)           Stock options (continued)

The following table summarizes information about the stock options outstanding at September 30, 2009:

		Options outstanding		Options exercisable
	Weighted
	average		Weighted		Weighted
	remaining	Number of	average	Number of	average
Exercise	contractual	stock options	exercise	options	exercise
prices	life (years)	outstanding	price	exercisable	price
Cdn$			Cdn$		Cdn$

0.34 - 0.99	4.07	1,553,450	0.72	1,553,450	0.72
1.00 - 1.99	3.61	1,813,100	1.68	1,813,100	1.68
2.00 - 2.99	5.42	3,174,167	2.59	1,238,167	2.40
3.00 - 3.99	6.15	3,784,000	3.26	390,000	3.66
4.00 - 4.99	0.29	671,686	4.58	671,686	4.58
5.00 - 5.99	3.23	682,399	5.50	634,065	5.51
6.00 - 6.99	2.92	1,315,800	6.33	985,067	6.36
7.00 - 7.99	3.46	1,977,034	7.71	1,238,950	7.63
8.00 - 8.99	0.10	60,000	8.90	60,000	8.90
9.00 - 9.99	2.46	1,708,800	9.30	1,708,800	9.30
11.00	1.66	197,500	11.00	197,500	11.00
0.34 - 11.00	4.19	16,937,936	4.35	10,490,785	4.71

The Company granted 2,306,000 stock options on February 17, 2009 and 3,394,000 on June 2, 2009 to employees, officers and directors. These options have an exercise price of Cdn$2.71 and Cdn$3.21, respectively. The options vest over a three year period and have a contractual life of five to seven years from date of grant.

5,698,717 stock options were granted on June 2, 2009 upon the acquisition of Western Goldfields (Note 4 (a)).

(c)           Stock-based compensation

For the three month period ended September 30, 2009, the Company recorded $1.9 million (September 30, 2008 - $2.5 million) as stock-based compensation expense and recorded this amount in contributed surplus. The value was determined using the Black-Scholes pricing model. A weighted average grant-date fair value of Cdn$1.90 (September 30, 2008 - Cdn$7.64) was calculated using the following assumptions: no dividends are to be paid; volatility of 60% (September 30, 2008 - 50%), risk free interest rate of 2.5% (September 30, 2008 - 3.37%); and expected life of five to seven years (September 30, 2008 - five years).

New Gold Inc.
Notes to the consolidated financial statements
September 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

12.           Share capital (continued)

(d)           Share purchase warrants

A summary of the changes in share purchase warrants is presented below:

		Weighted
		average
	Number of	exercise
	warrants	price
		Cdn$

Balance, December 31, 2007	21,750,000	15.00
Issued	7,386,167	9.00
Metallica share purchase warrants exercisable
into New Gold shares	17,196,115	3.93
NGI share purchase warrants	27,825,352	15.00
Expired	(14,046,115)	3.44
Balance, December 31, 2008	60,111,519	13.80
Issued	24,513	15.00
WGI share purchase warrants exercisable
into New Gold shares	6,056,180	0.83
Balance, September 30, 2009	66,192,212	12.61

The following table summarizes information about outstanding share purchase warrants at September 30, 2009:

Number	Exercise
of warrants	prices	Expiry date
	Cdn$

3,150,000	6.11	December 20, 2009
2,300,000	0.83	June 9, 2011
459,810	0.83	July 12, 2011
21,750,000	15.00	April 3, 2012
3,296,370	0.83	June 9, 2012
7,386,167	9.00	November 28, 2012
4,150,000	15.00	June 28, 2017
23,699,865	15.00	June 28, 2017
66,192,212

New Gold Inc.
Notes to the consolidated financial statements
September 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

13.           Supplemental cash flow information

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
	$	$	$	$
Change in non-cash
working capital
Accounts receivable	124	4,356	(1,483)	(3,792)
Inventories and
stockpiled ore	(14,765)	1,500	(25,771)	1,824
Accounts payable and
accrued liabilities	2,916	(17,367)	3,798	(23,041)
Prepaids and other	(894)	709	595	828
	(12,619)	(10,802)	(22,861)	(24,181)

Non-cash financing and
investing activities
Shares, options and warrants
issued on acquisition
(Note 4 (a) and 4 (b))	397,153	894,677	397,153	894,677

Operating activities included
the following payments
Interest paid	406	871	10,047	874
Income taxes paid	913	3,253	3,050	9,278

Non-cash investing activities includes $1.3 million and $3.6 million for the three and nine months ended September 30, 2009, respectively, and represents the Company’s share of contributions to the El Morro project funded by Xstrata (Note 10 (d)).

New Gold Inc.
Notes to the consolidated financial statements
September 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

14.           Segmented information

The Company manages its operations by geographical location. These reportable operating segments are summarized in the table below:

			Three months ended September 30, 2009
			(Loss)
		Depletion	earnings		Expenditures
		and	from	Total	for mining
	Revenues	depreciation	operations	assets	interests
	$	$	$	$	$

Chile (2)	-	-	(182)	392,976	(540)
Canada (2)	-	2	(2)	687,934	(8,691)
Mexico (2)	31,894	6,342	7,671	450,994	(727)
Australia	30,460	2,906	11,975	219,580	(5,570)
USA (3)	26,137	5,572	1,562	446,833	(844)
Other (1)	-	37	(6,371)	295,503	(98)
	88,491	14,859	14,653	2,493,820	(16,470)

(1)	Other includes corporate balances and intercompany eliminations and exploration properties
(2)	Segments acquired on June 30, 2008 (Note 1)
(3)	Segment acquired on June 1, 2009 (Note 4 (a)) - results from operations for one month only
			Three months ended September 30, 2008
			(Loss)
		Depletion	earnings		Expenditures
		and	from	Total	for mining
	Revenues	depreciation	operations	assets	interests
	$	$	$	$	$

Chile (2)	-	-	-	320,678	-
Canada (2)	-	5	(1,759)	646,426	(40,468)
Mexico (2)	27,439	3,913	8,708	502,525	(2,269)
Australia	21,732	2,683	6,018	203,485	(9,474)
Other (1)	-	44	(9,895)	259,572	(54)
	49,171	6,645	3,072	1,932,686	(52,265)

(1)	Other includes corporate balances and intercompany eliminations and exploration properties
(2)	Segments acquired on June 30, 2008 (Note 1)

New Gold Inc.
Notes to the consolidated financial statements
September 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

14.           Segmented information (continued)
			Nine months ended September 30, 2009
			(Loss)
		Depletion	earnings		Expenditures
		and	from	Total	for mining
	Revenues	depreciation	operations	assets	interests
	$	$	$	$	$

Chile (2)	-	-	(471)	392,976	(1,530)
Canada (2)	-	14	(15)	687,934	(52,624)
Mexico (2)	81,079	19,248	14,924	450,994	(1,711)
Australia	74,588	7,292	29,707	219,580	(19,178)
USA (3)	36,348	7,362	(189,751)	446,833	(1,011)
Other (1)	-	93	(22,066)	295,503	(299)
	192,015	34,009	(167,672)	2,493,820	(76,353)

(1)	Other includes corporate balances and intercompany eliminations and exploration properties
(2)	Segments acquired on June 30, 2008 (Note 1)
(3)	Segment acquired on June 1, 2009 (Note 4 (a)) - results from operations for one month only

			Nine months ended September 30, 2008
			(Loss)
		Depletion	earnings		Expenditures
		and	from	Total	for mining
	Revenues	depreciation	operations	assets	interests
	$	$	$	$	$

Chile (2)	-	-	-	320,678	-
Canada (2)	-	5	(1,759)	646,426	(40,468)
Mexico (2)	27,439	3,913	8,708	502,525	(2,269)
Australia	78,907	7,379	26,106	203,485	(21,799)
Other (1)	-	86	(15,235)	259,572	(80)
	106,346	11,383	17,820	1,932,686	(64,616)

(1)	Other includes corporate balances and intercompany eliminations and exploration properties
(2)	Segments acquired on June 30, 2008 (Note 1)

New Gold Inc.
Notes to the consolidated financial statements
September 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

14.           Segmented information (continued)

The Company sells all of its concentrate production to two customers under an off-take contract. The loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

The Company has five customers that account for approximately 87% of the concentrate and doré sales revenue.

Metal sales		Three months ended September 30	Nine months ended September 30
Customer	2009	2008	2009	2008
	$	$	$	$

1	31,984	27,439	81,169	27,439
2	12,079	14,076	33,704	48,100
3	5,649	7,656	25,443	30,807
4	14,038	-	20,531	-
5	13,153	-	13,153	-
Total	76,903	49,171	174,000	106,346
% of total metal sales	86.90%	100.00%	90.62%	100.00%

15.	Commitments and contingencies

(a)
The Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment and operating leases for its operations.  At September 30, 2009, these commitments totaled $21.1 million and are expected to fall due over the next 12 months.

(b)
The Company terminated various employment, consulting and service agreements as a result of slowing development activities at the New Afton project and placing Amapari on temporary care and maintenance. Certain of the affected parties have or may in the future make legal claims in response to such terminations. The Company cannot reasonably predict the likelihood or outcome of any such actions, but would vigorously defend against them.

(c)
The Company has received notice that legal claims in the amount of approximately $38.7 million (76.9 million reals) have been filed in Brazilian courts against the Company’s subsidiary, Amapari. The claims allege that Amapari has adversely impacted the quality of William Creek causing economic loss and health concerns. The Company believes that these claims are unfounded and intends to vigorously defend against them.

(d)
The Company is involved in legal proceedings from time to time, arising in the ordinary course of business. Typically, the amount of the ultimate liability with respect to these actions will not materially affect the Company’s financial position, results of operations or cash flows.